WOWJOINT

Building for Tomorrow

China's Innovative Infrastructure Solution Provider

June 29, 2010



Forward-Looking Statements

WOWJOINT

This presentation includes "forward-looking statements" within the meaning of the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this presentation include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. Such risk factors include, among others: future operating or financial results; future growth expectations and acquisitions; the impact of inflation generally as well as on the rising costs of materials; specific economic conditions in China generally or in the construction machinery and equipment markets in which Wowjoint operates; changes in demand for non-standard special construction machinery and equipment used in bridge, road and railway construction; changes in Wowjoint's operating expenses, including steel and other raw materials prices; changes in laws and regulations adversely affecting the construction machinery and equipment business in which Wowjoint operates; potential liability from future litigation; and the diversion of management time on acquisition and integration related issues. Actual results may differ materially from those contained in the forward-looking statements in this report and documents submitted to the SEC. The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this report. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. All forward-looking statements are qualified in their entirety by this cautionary statement.

Company Overview

WOWJOINT

- Wowjoint is a market leader in the design, engineering and manufacturing of customized infrastructure equipment and machinery used in the construction of:
  - Railways
  - Highways
  - Bridges
  - Viaducts



- Among the top three providers in the China market in each of its main product lines:
  - Special Carrier
  - Tyre Trolley
  - Launching Gantry
  - Integrated Launching Carrier



- Leading innovator of key industry technologies with first mover advantage
  - First company to introduce the Prefabricated Segmental Bridge Construction Techniques to China
  - No. 1 manufacturer of integrated launching carrier and No. 1 designer of 900MT special carrier in China

Company Overview (continued)

WOWJOINT

- Grew from $2 million in orders in 2005 to $45 million in FY2009 with expanding margins
- Pace of orders over past year off considerably due largely to impact of China's fiscal policy constraints on timing of infrastructure expenditures
- Expanding sales nationally and internationally (5% of sales in FY2009 were international)
  - Sales in FY2008 and FY2009 in Italy, Germany, Russia and the UAE
  - First US client added in FY2010
- Blue Chip customer base comprised of leading infrastructure players in the China market
  - Multibillion dollar public and private companies
- Advanced R&D and technical know-how
  - Strategic relationship with Beijing Jiaotong University
- Experienced management team with deep industry knowledge and government relationships:
  - Veterans of China Academy of Railway and Science; Beijing Railway Bureau

Select Financials

WOWJOINT

OTCBB Symbol	BWOW, BWOWU, BWOWW
Fiscal Year	December 31 (changed from August 31)
Share Price (6/25/10)	$6.04
Shares Outstanding*	7.9M
Market Capitalization	$47.7M
Management Ownership	57.6%
Revenue FY 2009	$44.6M ▲ 23%
Net Income FY 2009	$9.8M ▲ 148%
Revenue Q1 2010	$1.7 M
Net Income Q1 2010	$(0.4)M
Q1 2010 EPS	$(0.05)
Cash and Cash Equivalents (March 31, 2010)	$7.6M
* Post the business combination with the SPAC, Wowjoint has 7.94 million share outstanding, warrants to purchase 7.25 million shares at $5.00, and 13,766 units.	

Income Statement Key Figures for Transition Period
(Four Months Ended December 31,)

WOWJOINT

USD Thousand	2009	2008
Revenue, net	$ 1,696	$ 17,208
COGS	6,165	12,290
Gross profit	**(4,469)**	**4,918**
SG&A	1,752	708
Operating income	**(6,221)**	**4,210**
Interest expense, net	11	9
Bank expense	5	2
Foreign currency exchange loss	-	39
Other expense (income)	40	32
Earnings before income tax	**(6,277)**	4,128
Income tax expenses (benefits)	(1,165)	619
Net earnings	**$ (5,112)**	**$ 3,509**

Income Statement Key Figures (FY Ends December 31)

WOWJOINT

USD Thousand	Q1 2010	Q1 2009
Revenue, net	$ 1,732	$ 16,344
COGS	1,450	11,380
Gross profit	**282**	**4,964**
SG&A	789	458
Operating income	**(507)**	**4,506**
Interest expense, net	10	10
Bank expense	1	5
Foreign currency exchange loss	-	-
Other expense (income)	(8)	(1)
Earnings before income tax	(510)	4,492
Income tax expenses (benefits)	(85)	674
Net earnings	**$ (425)**	**$ 3,818**

Balance Sheet Key Figures

WOWJOINT

USD Thousands	March 31, 2010	December 31, 2009
Cash and Cash Equivalents	7,554	675
Accounts Receivable, Net	11,410	13,410
Inventories	5,304	3,636
Costs and Estimated Earnings in excess of Billings	2,437	2,321
Property, Plant & Equipment	1,664	1,630
Intangible Net Assets	1,033	1,040
Other	3,201	2,253
Total Assets	**32,603**	**24,965**
Short-term Loans	732	732
Accounts Payable and Accrued Expenses	5,535	4,437
Taxes Payable	5,747	6,169
Other	1,414	1,528
Total Liabilities	**13,428**	**12,099**
Total Stockholders' Equity	**19,175**	**12,866**
Total Liabilities and Stockholders' Equity	**32,603**	**24,965**

Wowjoint's Recent Performance and Outlook

WOWJOINT

- **Financial results below guidance due primarily to impact of significant shift in China's economic policies**
  - Stimulatory environment following 2008 global financial collapse contributed to BWOW FY2009 results and expectations for FY2010 growth
  - China initiated fiscal policy of constraint in 2009 to cool the country's growth rate and in response to global economic recovery, resulting in suspension of spending on major infrastructure projects
  - China's current emphasis on economic stimulus, coupled with global recovery, driving increase in current flow of potential contract activity

- **Results reflect "lumpiness" of large, long lead-time construction equipment business subject to macro-economic factors**
  - In past three years, single quarters accounted for large percentage of total annual revenues
  - Manage capacity and inventory risk
  - Focus on design and engineering

- **Spending on large infrastructure spending delayed, not permanently cut**

Company History

WOWJOINT

Wowjoint equipment and services were utilized in the construction of 5,600 km of railways from 2005 through 2009

2004

- Founded in March 2004

Projects:

- Design of Hangzhou Bay Bridge – the longest cross-sea bridge in the world



2005

Projects:

- Guangdong Express Railway (construction completed)
- Beijing to Tianjin (construction completed)



2006

- Obtained 5 Patents
- Obtained first operation facility

Projects:

- Shijiazhuang to Taiyuan (under-construction)
- Fuzhou to Xiamen (under-construction)
- Zhengzhou to Xian (construction completed – commenced operation Feb. 2, 2010)



2007

- First Time Export to Arab States Market

Projects:

- Wuhan to Guangzhou (under-construction)
- Beijing to Shanghai (under-construction)
- Harbin to Dalian (under-construction)



2008

- First Time Export to European Market

Projects:

- Beijing to Shijiazhuang to Wuhan (under-construction)
- Shanghai to Hangzhou (under-construction)
- Wuhan to Jiujiang (under-construction)



2009

- Launched Integrated carrier

Projects:

- Beijing to Shanghai (continuation work)
- Shanghai to Hangzhou (continuation work)
- Tianjin to Qinhuangdao (under-construction)



2010

- Completed SPAC merger - February
- Introduced world's first maintenance vehicles for elevated roads
- First US transaction with PCL/Archer

Projects:

- Beijing to Shanghai (continuation work)
- Nanning to Guangzhou (under-construction)



Production Facilities





Beijing
Tongzhou



北京万桥兴业机械有限公司
BEIJING WOWJOINT MACHINERY CO

- Located in near Beijing Airport
- 330,000 square-foot across three facilities
- Total staff of approximately 200

Steel Structure Manufacturing Workshop



Assembly Workshop



Testing Workshop (Outdoor)



Primary Products

Selective Primary Products – Land Use

WOWJOINT

Current Products

1 Special Carrier Series	2 Tyre Trolley Series	3 Launching Gantry Series	4 Integrated Launching Carrier
Equipment for handling heavy and bulky loads	Equipment for transporting large and heavy loads	Equipment for erecting bridges and viaducts	Special Equipment
			
• Straddle Carrier/Mobilift • 450, 900MT Special Carrier • Slab Mobilift with Double Cantilevers • ASP $2 million	• Flat Tyre Trolley • Tyre Trolley for Box Beam with 17 axles • Tyre Trolley for Box Beam with 16 axles • ASP $2 million	• 450,900,1400MT Launching Gantry with Shorter Under-bridge • 450,900,1400MT Integrated Launching Carrier • Span by Span Launching Gantry • ASP $2 million	• Combination of Gantry, carrier and Trolley • 450, 900MT • Going through Tunnels • ASP $4 -$5 million

Primary Products (continued)
Marine / Port Use and Products in Development

Current Products

5 — Marine Hoist Series

Equipment for handling large boats and yachts



- Marine Hoist (25MT) for Tour Boat
- Marine Hoist from 10MT to 1500MT
- ASP $250,000

6 — Special Purpose Equipment

Equipment for special construction purpose



- Telescopic Spreader for Straddle Carrier
- Straddle Carrier 60MT for Handling Railway Panels
- ASP $150,000

Products in Development

1 — Special Purpose Equipment

Railway and elevated road maintenance and inspection vehicle



- Constant tension cable unrolling vehicle
- Demand for elevated road inspection vehicles
- No comparable products in China
- Generates recurring revenues
- ASP $900,000

2 — Special Purpose Equipment

Equipment for loading and unloading containers



- Self- loading container carrier
- No comparable products in China currently

Blue Chip Customer Base

WOWJOINT

Some of the Largest and most Established Infrastructure Companies in China

中国铁建

China Railway Construction Corporation Limited (Hong Kong Exchange 1186.HK)

- One of the largest railway construction conglomerates in China

China Railway Group Limited (Hong Kong Exchange 0390.HK)

- A diverse railway conglomerate in China

China Communications Company Limited: (Hong Kong Exchange 1800.HK)

- One of the largest construction and service companies in highway, railway, port and dredging projects

Sinohydro Corporation

- One of the leading players in the engineering and construction of hydropower and hydraulic works; also a strong player in China water diversion projects

Access to Important Infrastructure Construction Projects


Railways


Express Roads


Bridges


Seaports


Special Projects

Wowjoint Equipment Deployment Locations in China


“十一五”铁路网规划图

• Wowjoint's proprietary product – the 'Integrated Launching Carrier' is designed for mountainous regions like those in Western China and tunnels where the most of the railways are to be constructed

Advanced Research and Development

WOWJOINT

Focused R&D Produces Industry Leading Products and Contract Wins

R&D Team

- 35-member engineering team focuses on product development and design
- Strategic partnership with Beijing Jiaotong University
  - Involved in establishing standards and strategic planning of China's rail infrastructure

Patents

Only Domestic Provider with Unique Patents

- 7 patents
  - Integrated Launching Carrier with Bridge
  - Special Launching Gantry for moving through tunnels
    - Marine Hoist
- 8 patents pending



Products

Customized Equipment Meets a Wide Range of Construction Project Demands:

- Special Launching Carrier with Bridge
- Special Launching Gantry for moving through tunnels
- Marine Hoist

Projects

Technically Demanding and High Profile Infrastructure Projects:

- Shanghai Maglev Line
- Beijing to Tianjin High-Speed Railway
- Beijing to Shanghai High-Speed Railway

Leading Market Position

WOWJOINT

Leader in Customized Heavy Lifting & Carrying Equipment

Market Position of Wowjoint's Main Products by Contractual Sales in Railway Construction(1)

Equipment	Position	Competitors
Heavy (2) Launching Gantry	2	Wowjoint Beidaihe Tonglian Jixie Co., Ltd Zhengzhou Dafang Bridge-Machine Co., Ltd China Railway Engineering Machinery Research & Design Institute China Railway Jiujiang Bridge Engineering Co., Ltd
Heavy (2) Tyre Trolley	2	Wowjoint Beidaihe Tonglian Jixie Co., Ltd Zhengzhou Dafang Bridge-Machine Co., Ltd China Railway Engineering Machinery Research & Design Institute China Railway Jiujiang Bridge Engineering Co., Ltd
Heavy (2) Special Carrier	2	Wowjoint Zhengzhou Dafang Bridge-Machine Co., Ltd Beidaihe Tonglian Jixie Co., Ltd China Railway Engineering Machinery Research & Design Institute China Railway Jiujiang Bridge Engineering Co., Ltd
Integrated Launching Carrier	1	Wowjoint No Competitors

(1) Wowjoint is the only provider of integrated launching carriers in China, with a 100% market share. Main customers of the product are China Railway Construction and China Railway Group

(2) Heavy constitutes equipment designed to handle 900 tons and above

(3) Competitors are not ranked by market share

Source: Company data

Sales and Marketing

Sales Force

11-person sales team

Responsible for communication with clients, market research, follow-up surveys and feed-back collection

Average sales cycle: 3-5 months

Primary focus on construction companies in the below sectors:

- Railways
- Highways
- Airports
- Seaports

Efficient bidding process – only bid on projects with greater than 80% chance of customer acceptance.

Marketing Activities

PR network with private and government agencies

Takes part in industry technology symposiums to improve products

Brand Leadership:

- Press conferences
- Trade shows
- Exhibitions
- Advertising
  - Industry magazines
  - Trade newspapers

Current Contracts (Backlog and Projected)

WOWJOINT

Client	Amount ($US mil)	Status	Est. Delivery	Production Status
CRCC 12th Bureau	3.75	Signed	Late June / July	Completed
CRCC 12th Bureau	3.75	Signed	Late June / July	Completed
CCC 1st Division	4.3	Signed	August	Begun
CRCC 16th Bureau	1.3	Signed	October	Begun
Tonglian	4.4	Agreed to, not signed	By December	Not Begun
REC 2nd Bureau	4.3	Agreed to, not signed	September	Not Begun
CRCC 21st Bureau	6.2	Agreed to, not signed	Begins in September (18 month process)	NA

Management

WOWJOINT

	Title	Years in Industry	Biography
	**Liu Yabin** Chairman/CEO & General Manager	27	• Co-founder • Director of research and senior engineer in China Academy of Railway Science for 14 years • Bachelors degree in in mechanics
	**Zhang Fude** Deputy General Manager	27	• Co-founder • Engineer in the locomotive operations and internal combustion engine department of Beijing Railway Bureau for 14 years • Bachelors degree in mechanics
	**Liu Liguo** Vice General Manager of Sales	14	• Co-founder • Bachelors degree in construction machinery
	**Anthony Hung** Chief Financial Officer		• Investment banking with Deutsche Bank Hong Kong for 4 years – infrastructure, energy, real estate, and technology sectors • Private equity with Bastion Capital Corporation – Los Angeles, CA • Technology Investment Banking Group with Bear Stearns – New York, NY • Masters degree in business administration (UC Berkeley)

Chinese Market Overview
Market Drivers

WOWJOINT

Infrastructure Investment in China

- Over $1,100 billion spending on infrastructure construction from 2009 to 2020

Project	Investment Plan
• Railways	• $730 billion on railway construction, 2009-2020
• Highways	• $165 billion on "7918 Network", 2009- 2020
• City Rail Transit Lines	• Total $170 billion investment, 2010-2013
• South–North Water Diversion Project	• Total $60 billion investment, 2009-2020

Source: National Bureau of Statistics of China

China's Economic Stimulus Package
(2009-2010)

Approximately **$250 billion** for transportation infrastructure

$586 billion stimulus package



Rural infrastructure development
9.3%
Independent innovation
4.0%
Post-disaster reconstruction
25.0%
Affordable housing
7.0%
8.8%
Ecology and environment
1.0%
Health, culture, education
45.0%
Railways, highways, airports, power grid

Source: National Bureau of Statistics of China

Growth Drivers

WOWJOINT



- Domestic infrastructure spending
  - Ongoing national infrastructure plan
  - Infrastructure stimulus package
- Construction subcontracting
  - Capture additional margin on construction sites employing Wowjoint products
  - Contractors require Wowjoint to provide testing and training on site to begin each project
- Capital Equipment Leasing
  - Hold high demand products in inventory to deploy on a leased versus sale basis
- International expansion

Investment Highlights

WOWJOINT

- A market leader in the design, engineering and manufacturing of customized infrastructure equipment and machinery used in the construction of railways, highways, bridges and viaducts.
- Leading innovator of key industry technologies with first mover advantage.
- Blue Chip customer base and growing international sales.
- Advanced R&D, technical know-how.
- Experienced management team members with deep industry knowledge and government relationships.
- Improving macro-economic environment yielding growing contract opportunities.

Contact Us

WOWJOINT

COMPANY:

Wowjoint Holdings Limited
Anthony (Tony) Hung
Chief Financial Officer
Tel: +86-10-89579330, ext. 8011
Email:tony@email.wowjoint.com

INVESTOR RELATIONS:

HC International, Inc.
Scott Powell, Vice President
Phone: +1-917-721-9480
Email: spowell@hcinternational.net